GEMSTAR RESOURCES LTD.
203 - 409 Granville Street
Vancouver, BC V6C 1T2
Telephone: (604) 831-2739    Fax: (604) 831-2735

March 25, 2008	OTC BB: ROUGF

SHARE CONSOLIDATION AND NAME CHANGE COMPLETED

Gemstar Resources Ltd. (the "Company") announces the consolidation of its share capital on the basis of 10 old shares for one new share and the change of the Company's name to Rouge Resources Ltd., approved by the Company's shareholders by special resolution at its annual and special general meeting held October 23, 2007, have now been completed. After the share consolidation, the shareholders also approved increase in the authorized capital of the Company from 10,000,000 shares without par value to an unlimited number of shares without par value.

Commencing with the opening of business on March 26, 2008 the company's shares will trade on the consolidated basis under the name Rouge Resources Ltd. and symbol ROUGF on the OTC Bulletin Board.

Shareholders will receive a Letter of Transmittal in the mail from the Company's transfer agent, Pacific Corporate Trust Company, instructing how to tender their old certificates under the former Company name for new certificates under the new Company name.

GEMSTAR RESOURCES LTD.

Per: /s/ Darcy Krell

Darcy Krell,
Chief Financial Officer